Exhibit 1.01 to Form SD

Silver Spring Networks, Inc.

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2014

This Conflict Minerals Report (“CMR”) has been prepared by Silver Spring Networks, Inc. (herein referred to, alternatively, as “Silver Spring,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2014 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Silver Spring is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Silver Spring has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I. Company Overview

Silver Spring creates, builds and deploys large scale networks and solutions enabling the “internet of things” for critical infrastructure. Silver Spring has created a leading smart grid network by applying advanced networking technology and solutions to the power grid and also applies such technology and solutions to other critical infrastructure such as street lights, which enables smarter and more efficient cities.

II. Product Overview

Silver Spring’s networking platform provides customers the ability to communicate with devices connected to the power grid. The networking platform is comprised of Silver Spring’s hardware such as access points and relays, UtilOS network operating software, and GridScape management and security software.

III. Supply Chain Overview

Silver Spring outsources the manufacturing of its hardware to third-party contract manufacturers. Silver Spring’s contract manufacturers provide it with a wide range of operational and manufacturing services, including material procurement, final assembly, quality control testing, warranty repair, and shipment to utility customers and meter partners. Silver Spring’s hardware products are manufactured at its contract manufacturers’ facilities in the United States and Thailand. The finished communications modules are shipped directly to Silver Spring’s meter, device and street light partners for integration into their devices prior to being shipped to customers. Other finished hardware products, such as networking hardware and gas IMUs, are generally shipped directly to customers.

Silver Spring’s contract manufacturers generally secure capacity and procure component inventory on Silver Spring’s behalf based on Silver Spring’s forecasts and existing product delivery obligations to customers. Silver Spring’s hardware products consist of commodity parts and certain custom components. For purposes of this CMR, references to our “products” refer to our hardware products completed during the 2014 reporting year, and references to our “suppliers” refer to our product suppliers.

IV. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V. Design of Due Diligence Measures

Silver Spring designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Second Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI. Due Diligence Measures Performed by Silver Spring

Silver Spring performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•	In May 2015, Silver Spring adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Silver Spring’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at www.silverspringnet.com under “Company” – “Investor” – “Conflict Minerals.”

•	The implementation of Silver Spring’s RCOI and the conducting of due diligence on the source and chain of custody of Silver Spring’s necessary conflict minerals are managed by Silver Spring’s manufacturing department, with advice and counsel provided by the legal and finance departments on an as-needed basis. The drafting of SEC filings is managed by Silver Spring’s finance department. The Audit Committee of the Board (the “Audit Committee”) has responsibility for oversight and review of these processes. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the manufacturing and, as needed, legal and finance departments, and will then subsequently be reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on an annual basis.

•	The manufacturing staff responsible for conflict minerals compliance, as well as the legal and finance staff supporting the manufacturing staff (i) have received training regarding conflict minerals compliance, and (ii) are required to be familiar with Silver Spring’s Conflict Minerals Policy and with Silver Spring’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Silver Spring for a period of five (5) years from the date of creation.

•	In May 2015, Silver Spring’s existing suppliers were provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Silver Spring’s standard supplier onboarding process. In addition, in May 2015, a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) was added to Silver Spring’s form supplier agreement requiring suppliers to (i) comply with the Conflict Minerals Policy and (ii) cooperate with Silver Spring in providing the information required by the CMRT (as defined below). The Conflict Minerals Contractual Provision will be (i) incorporated into new supplier agreements and (ii) incorporated into existing supplier agreements when such agreements are negotiated for renewal.

•	Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Final Rules by reporting such activities in writing to our Audit Committee at Silver Spring Networks, Inc., Attn: Corporate Secretary, 555 Broadway Street, Redwood City, California 94063 or via email at corporatesecretary@silverspringnet.com. All reported activities will be reviewed by the appropriate individuals within the legal and finance departments and reported to the Audit Committee.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•	Silver Spring requires that its suppliers complete in full the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is designed to provide Silver Spring with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Silver Spring’s manufacturing department manages the collection of information reported on the CMRT by its suppliers, with advice and counsel provided by the legal and finance departments on an as-needed basis.

•	Silver Spring utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•	If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Silver Spring determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Silver Spring will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Silver Spring from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2014 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at www.silverspringnet.com under “Company” – “Investor” – “Financial Information” – “SEC Filings”.

VII. Smelters or Refiners Identified

As a result of Silver Spring’s reasonable country of origin inquiry, 2 suppliers, representing 100% of our direct suppliers, provided completed CMRTs to Silver Spring. These suppliers identified the names of 1,680 smelters or refineries from which they source conflict minerals. Of those smelters, 239 smelters, or approximately 14%, are listed on the CFSI’s Standard Smelter List (the “Standard Smelter List”), and 146 smelters, or approximately 8%, have been certified by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). With respect to those smelters and refineries appearing on the Standard Smelter List that are not certified by the CFSP, although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refineries, attached as Addendum A to this CMR is a list of the country locations of such smelters and refineries as reported by our suppliers, grouped according to the specific conflict mineral processed by such smelters or refineries.

VIII. Steps to Mitigate Risk

Silver Spring intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Support the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

•	provide ongoing training regarding emerging best practices and other relevant topics to manufacturing, legal and finance staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Silver Spring’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Silver Spring’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Silver Spring’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Non-CFSP-Certified Smelter and Refinery Country Locations by Mineral

Mineral	Country Locations
Tin	Brazil, China, Indonesia, Thailand, Taiwan, Poland

Tantalum	China, Germany

Tungsten	China, United States, Vietnam, Russia

Gold	China, Germany, Japan, Republic of Korea, Kyrgyzstan, Mexico, Philippines, Russia, Switzerland, United States, Uzbekistan